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                              March 8, 2021

       Wilbur L. Ross, Jr.
       President and Chief Executive Officer
       Ross Acquisition Corp II
       1 Pelican Lane
       Palm Beach, Florida 33480

                                                        Re: Ross Acquisition
Corp II
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 2, 2021
                                                            File No. 333-252633

       Dear Mr. Ross:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Summary
       Investment Criteria, page 6

   1. You disclose here and throughout your prospectus that your amended and restated
                                                        certificate of
incorporation will provide that you renounce your interest in any corporate opportunity offered to
any director unless such opportunity is expressly offered to such person solely in his or
her capacity as a director or officer of your company and such opportunity is one you
are legally and contractually permitted to undertake and would otherwise be reasonable
for you to pursue. However, this disclosure is inconsistent with the provisions in
Section 51 of your amended and restated certificate of incorporation regarding such
corporate opportunities. Please revise your prospectus disclosure or your form of amended and
restated certificate of incorporation to address this discrepancy.
 Wilbur L. Ross, Jr.
Ross Acquisition Corp II
March 8, 2021
Page 2
Exhibits

2. Since it has been more than 30 days since the date of your last amendment and of the last auditor's consent, please have your auditor file an updated consent as
Exhibit 23.1 with
      your next amendment.
        You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or at Lily
Dang, Staff Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameWilbur L. Ross, Jr.
                                                           Division of
Corporation Finance
Comapany NameRoss Acquisition Corp II
                                                           Office of Energy &
Transportation
March 8, 2021 Page 2
cc:       Corey R. Chivers, Esq.
FirstName LastName